EXHIBIT 21

LIST OF SUBSIDIARIES

ZIONS BANCORPORATION

AT DECEMBER 31, 2003

SUBSIDIARY	STATE OR JURISDICTION OF INCORPORATION/ORGANIZATION

Zions First National Bank	Federally chartered doing business in Utah and Idaho

California Bank & Trust	California

Nevada State Bank	Nevada

National Bank of Arizona	Federally chartered doing business in Arizona

Vectra Bank Colorado	Federally chartered doing business in Colorado and New Mexico

The Commerce Bank of Washington	Federally chartered doing business in Washington

Cash Access, Inc.	Utah

CSBI Capital Trust I	Delaware

GB Capital Trust	Delaware

Great Western Financial Corporation	Utah

NetDeposit, Inc.	Nevada

Providus Software Solutions, Inc.	Utah

Zions Capital Trust B	Delaware

Zions Financial Corp.	Delaware

Zions Insurance Agency, Inc.	Utah

Zions Life Insurance Company	Arizona

Zions Management Services Company	Utah

Zions Municipal Funding, Inc.	Utah